UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

VODKA BRANDS CORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92858P104
(CUSIP Number)

MARK T. LUCERO
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
5/3/16
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	92858P104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MARK T. LUCERO
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) N/A
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,127,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,127,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,127,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)N/A
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.56%

14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This schedule relates to the common stock of Vodka Brands Corp (“VDKB”) whose principal address is 554 33rd Street, Pittsburgh, PA 15201

Item 2.

Identity and Background

(a)

Mark T. Lucero

(b) 554 33rd Street, Pittsburgh, PA 15201

(c) Chief Executive Officer, President & Director of Vodka Brands Corp.

(d) N/A

(e) N/A

(f) United States

Item 3.

Source and Amount of Funds or Other Considerations

Personal Funds (PF)

Item 4.

Purpose of Transaction

The acquisition of securities of the issuer.

Item 5.

Interest in Securities of the Issuer

(a)

85.56%

(b)

10,127,000

(c)

N/A

(d)

N/A

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.

Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/13/16____________________________________
Dated

/s/ Mark T. Lucero

Mark T. Lucero

4